EXHIBIT 99.1
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For Immediate Release                                           January 28, 2005

         ANTENNA TV S.A. COMMENCES TENDER OFFER AND CONSENT SOLICITATION


                  ATHENS, GREECE, January 28, 2005 - Antenna TV S.A. (the "Company") announced today that it has commenced a cash tender offer (the "Offer") for any and all of its 9 3/4% Senior Notes due 2008 (the "Notes") of which (euro)138,750,000 in aggregate principal amount is currently outstanding, and the related solicitation of consents to eliminate or modify substantially all of the restrictive covenants with respect to such Notes (the "Solicitation"). The Offer and the Solicitation are being made upon the terms and subject to the conditions of the Offer to Purchase and Solicitation of Consents, dated January 28, 2005 (the "Offer to Purchase").


The consideration offered for each (euro)1,000 principal amount of Notes validly tendered and not validly withdrawn pursuant to the Offer will be the price (calculated as described in the Offer to Purchase) equal to (i) the present value on the initial settlement date of (euro)1,048.75 per (euro)1,000 principal amount of Notes (the amount payable on July 1, 2005, the first date on which the Notes are redeemable at a fixed redemption price (the "Earliest Redemption Date")) and all scheduled interest payments (other than accrued interest) on the Notes up to and including the Earliest Redemption Date, discounted on the basis of a yield to the Earliest Redemption Date equal to the sum of (a) the yield to maturity (the "Reference Yield") on the 6 7/8% German Bund due May 12, 2005 (the "Reference Security"), plus (b) 50 basis points (the "Fixed Spread"), (the consideration referred to in this clause (i) is referred to as the "Total Consideration"), minus (ii) (euro)10.00 per (euro)1,000 principal amount of Notes, which is equal to the Consent Payment (as defined below). The Total Consideration minus the Consent Payment is referred to as the "Tender Consideration."

Holders of Notes who validly tender, and do not validly withdraw, their Notes in the Offer on or prior to midnight, New York City time, on February 10, 2005, unless extended or earlier terminated at the Company's sole discretion (the "Consent Time") will receive the Total Consideration (if such Notes are accepted for payment), which includes a consent payment in an amount in cash equal to
(euro)10.00 for each (euro)1,000 principal amount of Notes tendered on or prior to the Consent Time (the "Consent Payment"). Holders who validly tender, and do not validly withdraw, their Notes following the Consent Time but on or prior to midnight, New York City time, on February 25, 2005, unless extended or earlier terminated at the Company's sole discretion (the "Expiration Time") will receive the Tender Consideration (if the Notes are accepted for payment). In addition, Holders who validly tender and do not validly withdraw their Notes in the Offer will also receive accrued and unpaid interest from the last interest payment date to, but not including, the applicable settlement date, payable on the applicable settlement date.

The Offer is scheduled to expire at the Expiration Time, unless extended or earlier terminated at the Company's sole discretion. The Solicitation, the right to withdraw Notes tendered and the right to revoke consents will expire at the Consent Time,

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unless extended or earlier terminated at the Company's sole discretion. Holders tendering their Notes will be required to consent to certain proposed amendments to the indenture governing the Notes, which will eliminate substantially all of the restrictive covenants with respect to such Notes. Holders may not tender their Notes without delivering consents or deliver consents without tendering their Notes.

The Reference Yield will be calculated by the Dealer Manager, as defined in the Offer to Purchase, in accordance with standard market practice, as of 10:00 a.m., New York City time, on the tenth business day immediately preceding the Expiration Time (the "Price Determination Date"), as displayed on the Bloomberg Government Pricing Monitor on Page "PXGB" or any recognized quotation source selected by the Dealer Manager in its sole discretion if the Bloomberg Government Pricing Monitor is unavailable or is manifestly erroneous (the "Quotation Report"). The Company will publicly announce the pricing information referred to above by press release to business wire by 9:30 A.M., New York City time, on the next business day after the Price Determination Date.

The Offer with respect to the Notes is subject to the satisfaction of certain conditions, including the Company's receipt of tenders of Notes representing a majority of the principal amount of such Notes outstanding and financing on terms acceptable to the Company in an amount sufficient to consummate the Offer. The terms of the Offer are described in the Company's Offer to Purchase, copies of which may be obtained from Citibank, N.A., the information agent for the Offer.

The Company has engaged Citigroup Global Markets Limited to act as dealer manager and solicitation agent in connection with the Offer. Questions regarding the Offer may be directed to Citigroup Global Markets Limited, Liability Management Group at +44-207-986-8969 (collect). Requests for documentation may be directed to Citibank, N.A., the information agent for the Offer, at +44-207-508-3867 or to Dexia Banque Internationale a Luxembourg, the Luxembourg Listing Agent for the Offer, at +352 4590-4214, to the attention of the Transaction Execution Group.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The Offer is being made solely by the Offer to Purchase and Solicitation of Consents, dated January 28, 2005.

                                     * * * *

The Company is a leading media group in Greece. The Company owns and operates Antenna TV, which is a leading television broadcast network and producer of television programming in Greece. The Company also owns and operates a leading radio station, Antenna FM, and has a controlling interest in a publishing company, Daphne Communications.

The Company's principal executive offices are located at Kifissias Avenue 10-12, Maroussi 151 25, Athens, Greece, and its telephone number is (+30-1) 688-6100.

Some information included in this press release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements can sometimes be identified

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by the Company's use of forward-looking words such as "may," "will,"
"anticipate," "estimate," "expect," or "intend" and similar expressions. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. Additional information concerning potential factors that could affect the Company's financial results are included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as well as its other reports and filings with the SEC. The forward-looking statements included in this press release are made only as of the date of this report. The Company does not undertake any obligation to update or supplement any forward-looking statements to reflect subsequent events or circumstances. The Company can not assure you that projected results or events will be achieved.

For further information, please contact:
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Dr. Nikolaos Angelopoulos
Chief Financial Officer
Antenna TV S.A.
Tel:. +30 210 6886 500

Website:  www.antenna.gr
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